SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Bruker Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

116794108

(CUSIP Number)

Richard M. Stein, Esq.
Nixon Peabody LLP
100 Summer Street
Boston, MA 02110
(617) 345-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 21, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 116798104

1	Name of Reporting Persons Frank H. Laukien, Ph.D.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds PF, SC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States and Germany (dual citizenship)

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 40,479,622 shares (see Items 5 and 6)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 37,861,264 shares (see Item 5)

	10	Shared Dispositive Power 673,214 shares (see Items 5 and 6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,479,622 shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 25.2%*

14	Type of Reporting Person IN

*     The reported percent of class is based on 160,403,524 shares of Common Stock of the Issuer outstanding as of November 7, 2016, as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed by the Issuer on November 9, 2016.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on February 29, 2008, as amended by Amendment No. 1 (“Amendment No. 1”) filed with the SEC on March 13, 2009 and Amendment No. 2 (“Amendment No. 2”) filed with the SEC on March 18, 2016 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Bruker Corporation, a Delaware corporation (the “Issuer”).  Except as amended or supplemented in this Amendment No. 3, all other information in the Schedule 13D is as set forth therein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds.

Item 3 to the Schedule 13D is amended and supplemented by inserting the following:

Between the date of Amendment No. 2 and the date of the filing of Amendment No. 3, the transactions described below occurred and affected the beneficial ownership of the Reporting Person:

•                The Reporting Person acquired an aggregate of 10,798 shares of Common Stock through open market purchases.

•                The Reporting Person acquired an aggregate of 3,750 shares of Common Stock upon the exercise of options granted by the Issuer under the Issuer’s incentive compensation plans.

•                The Reporting Person surrendered an aggregate of 13,446 shares of Common Stock to satisfy tax obligations upon vesting of awards of restricted Common Stock granted under the Issuer’s incentive compensation plans.

•                The Reporting Person transferred by gift an aggregate of 22,820 shares of Common Stock to a custodial account for the benefit of a minor child of the Reporting Person, for which account the Reporting Person serves as custodian.

All such transactions were timely reported on Forms 4 filed by the Reporting Person. The shares of Common Stock acquired by the Reporting Person through open market purchases and upon the exercise of options were purchased with personal funds.

Additionally, the Reporting Person used a combination of personal funds and $2,828,384 of borrowings drawn on the Facility (as defined in Item 6 of Amendment No. 3) to repay in full the Note issued to the Seller (as such terms are defined in Amendment No. 2) for a portion of the purchase price of certain shares of Common Stock acquired from the Seller and discharge all obligations under such Note and the Pledge and Security Agreement dated June 15, 2015 in favor of the Seller entered into in connection therewith.

Item 5.  Interest in Securities of the Issuer.

Item 5 to the Schedule 13D is amended and restated in its entirety as follows:

(a)         The Reporting Person beneficially owns 40,479,622 shares of Common Stock, representing 25.2% of the outstanding shares of Common Stock. The percent of class is calculated on the basis of 160,403,524 shares of Common Stock issued and outstanding as of November 7, 2016, as reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2016 filed by the Issuer on November 9, 2016.

(b)      Number of shares as to which the Reporting Person has:

(i)                         Sole power to vote or to direct the vote:  40,479,622(1)

(ii)                      Shared power to vote or to direct the vote:  0

(iii)                   Sole power to dispose or to direct the disposition of:  37,861,264 (2)

(iv)                  Shared power to dispose or to direct the disposition of:  673,214(3)

(1)               Includes 84,226 shares of Common Stock underlying options which are currently vested and exercisable or will become vested and exercisable within 60 days. Also includes an aggregate of 2,744,235 shares of Common Stock which are owned by or in custody for the benefit of the Reporting Person’s former spouse or children and as to which the Reporting Person has sole voting rights.

(2)               Excludes 98,645 shares of restricted Common Stock that will not vest within 60 days. Includes 224,522 shares of Common Stock held in custodial accounts for the benefit of the Reporting Person’s minor children, as to which account the Reporting Person serves as sole custodian, and 84,226 shares of Common Stock underlying options which are currently vested and exercisable or will become vested and exercisable within 60 days.

(3)               Represents shares owned by the Reporting Person’s adult children as to which the Reporting Person has contractual rights to control the disposition.

(c)          Transactions Effected During the Past Sixty Days:

On November 25, 2016, the Reporting Person purchased 2,124 shares of Common Stock in open market transactions at a weighted average price per share of $22.8961. These shares were purchased in multiple transactions at prices ranging from $22.78 to $22.98 per share. The Reporting Person undertakes to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

On October 4, 2016, the Reporting Person received a grant of 48,445 restricted stock units and options to purchase 154,284 shares of Common Stock as compensation for service pursuant to the Issuer’s 2016 Incentive Compensation Plan, in each case subject to vesting in annual increments on the first four anniversaries of the grant date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 to the Schedule 13D is amended and supplemented by adding the following:

On November 21, 2016, the Reporting Person entered into a line of credit agreement (the “Credit Agreement”) and a pledge and security agreement (the “Pledge of Securities”) with M&T Bank (the “Lender”), which allow for borrowings by the Reporting Person of up to $10,000,000 on a revolving basis (the “Facility”). Borrowings under the Facility will be payable on demand, subject to certain notice requirements. Pursuant to the Pledge of Securities, the Reporting Person has pledged 5,000,000 shares of Common Stock (the “Pledged Shares”) as security for the obligations of the Reporting Person to the Lender under the Credit Agreement.    Upon the occurrence of certain events of default under the Credit Agreement which are customary for facilities of this type, the Lender may exercise its right to demand repayment of all amounts then owing or foreclose on, and dispose of, the pledged shares in accordance with the terms set forth in the Pledge of Securities.

The foregoing description of the Pledge of Securities is qualified in its entirety by reference to the full text of the Pledge of Securities, which is filed herewith as Exhibit 10.

On November 28, 2016, the Reporting Person drew $2,828,384 of borrowings on the Facility to repay remaining amounts owed to the Seller for the purchase by the Reporting Person of certain shares of Common Stock on June 15, 2015. Upon such repayment, the Agreement dated June 15, 2015 between the Seller and the Reporting Person and the related Pledge and Security Agreement dated June 15, 2015 terminated and all shares of Common Stock pledged in favor of the Seller as security thereunder were released from such pledge.

Item 7.  Material to be Filed as Exhibits.

Item 7 to the Schedule 13D is amended and restated in its entirety as follows:

Exhibit 1 — Agreement dated April 17, 2014 between Frank H. Laukien and Robyn L. Laukien (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 2 — Agreement dated December 21, 2012 between Frank H. Laukien and Brigitte A. Laukien (incorporated by reference to Exhibit 2 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 3 — Agreement dated December 21, 2012 between Frank H. Laukien and Stefen A. Laukien (incorporated by reference to Exhibit 3 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 4 — Agreement dated December 21, 2012 between Ruta Laukien and Brigitte A. Laukien (incorporated by reference to Exhibit 4 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 5 — Agreement dated December 21, 2012 between Ruta Laukien and Stefen A. Laukien (incorporated by reference to Exhibit 5 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 6 — Agreement dated December 21, 2012 between Robyn L. Laukien and Brigitte A. Laukien (incorporated by reference to Exhibit 6 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 7 — Agreement dated December 21, 2012 between Robyn L. Laukien and Stefen A. Laukien (incorporated by reference to Exhibit 7 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 8 — Agreement dated June 15, 2015 between Joerg C. Laukien and Frank H. Laukien (incorporated by reference to Exhibit 8 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 9 — Pledge and Security Agreement dated June 15, 2015 (incorporated by reference to Exhibit 9 to the Schedule 13D/A filed by the Reporting Person on March 18, 2016).

Exhibit 10 — Pledge of Securities dated November 21, 2016 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2016

/s/Frank H. Laukien
FRANK H. LAUKIEN, PH.D.